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                           February 17, 2023

       Justin De Four
       Chairman, CEO and Director
       BioLIfe Sciences, Inc.
       2831 St. Rose Parkway #200
       Henderson, NV 89052

                                                        Re: BioLIfe Sciences
Inc
                                                            Post-Qualification
Amendment No. 2 to Offering Statement on Form 1-A
                                                            Filed February 9,
2023
                                                            File No. 024-11898

       Dear Justin De Four:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Eric Newlan, Esq.